FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item
1	Relevant Information dated February 27, 2020

Item 1

Banco Santander, S.A. (the “Bank” or “Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

AGM call

The board of directors of the Bank at its meeting held today, resolved to call shareholders to the next ordinary general shareholders’ meeting (the “2020 AGM”) to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 2 April 2019 at 9:30 a.m. on first call, or on 3 April 2019, at the same time and place, on second call, with the agenda indicated below.

Changes in the board of directors

The board, following a proposal of its appointments committee, has resolved to submit to the 2020 AGM the appointment of Mr. Sergio Agapito Lires Rial as new executive director. Mr. Rial, who joined the Santander Group in 2015, will maintain his current position as country head for the Group in Brazil, head of South America and head of Global Trade Services (GTS), the platform Santander is developing to facilitate international trade for SMEs, and will continue to report to the CEO of Banco Santander, José Antonio Álvarez.

Since joining Santander, Mr. Sergio Rial has led Santander Brazil’s transformation, with RoTE increasing from 14.1% in 2015 to 21.2% in 2019. In addition to his knowledge of Brazil and Latin America, Mr. Rial brings broad international experience and a long track record in both banking and other businesses, having held senior positions in ABN AMRO (CEO for Asia and member of the global ExCo), Bear Stearns, Marfrig (CEO), Cargill (Executive Vice-President and CFO). He has also been a member of the board of other major Brazilian and non-Brazilian companies.

Mr Sergio Rial will fill the vacancy left by Mr Ignacio Benjumea Cabeza de Vaca, who, after five years as director and having been previously general secretary and secretary of the Board, has notified his decision not to submit his re-election to the approval of the 2020 AGM, as would be required under the board renovation by thirds provided for in the Bylaws, and to cease in his office with effect from the moment Mr Rial takes office.

In addition, as announced on 26 November 2019, the board has resolved to propose to the 2020 AGM the appointment of Mr Luis Isasi Fernández de Bobadilla, as external, filling in the vacancy left by Mr Guillermo de la Dehesa. Mr Luis Isasi will provide to the Board his strong Experience in financial services, banking industry (both in commercial and investment banking), and capital markets.

Both Mr. Isasi and Mr. Rial’s appointment are also subject to regulatory approval.

Agenda for the 2020 AGM

One.-	Annual accounts and corporate management.

One A.

Examination and, if appropriate, approval of the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) and the directors’ reports of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2019.

One B.

Examination and, if appropriate, approval of the consolidated statement of non-financial information for the Financial Year ended 31 December 2019 and which is part of the consolidated directors’ report.

One C.	Examination and, if appropriate, approval of the corporate management for Financial Year 2019.

Two.-	Application of results obtained during Financial Year 2019.

Three.-	Board of directors: appointment, re-election or ratification of directors.

Three A.	Setting of the number of directors.

Three B.	Appointment of Mr Luis Isasi Fernández de Bobadilla.

Three C.	Appointment of Mr Sergio Agapito Lires Rial.

Three D.	Ratification of the appointment and re-election of Mrs Pamela Ann Walkden.

Three E.	Re-election of Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea.

Three F.	Re-election of Mr Rodrigo Echenique Gordillo.

Three G.	Re-election of Ms Esther Giménez-Salinas i Colomer.

Three H.	Re-election of Ms Sol Daurella Comadrán.

Four.-	Re-election of the external auditor for Financial Year 2020.

Five.-

Authorisation for the Bank and its subsidiaries to acquire treasury shares pursuant to the provisions of sections 146 and 509 of the Spanish Capital Corporations Law, depriving of effect, to the extent not used, the authorisation granted by resolution Five II) of the shareholders acting at the ordinary general shareholders’ meeting of 12 April 2019.

Six.-

Authorisation to the board of directors such that, pursuant to the provisions of section 297.1.b) of the Spanish Capital Corporations Law, it may increase the share capital on one or more occasions and at any time, within a period of three years, by means of cash contributions and by a maximum nominal amount of 4,154,528,645.50 euros, all upon such terms and conditions as it deems appropriate, depriving of effect, to the extent of the unused amount, the authorisation granted under resolution Seven II) adopted at the ordinary general shareholders’ meeting o 23 March 2018. Delegation of the power to exclude pre-emptive rights, as provided by section 506 of the Spanish Capital Corporations Law.

Seven.-

Seven A.-

Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire bonus share rights (derechos de asignación gratuita) at a guaranteed price and power to use, for such purpose, voluntary reserves from retained earnings or share premium, depriving of effect the resolution Six adopted at the ordinary general shareholders’ meeting of 12 April 2019. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed in the manner required by each of such Stock Exchanges.

Seven B.-

Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire bonus share rights (derechos de asignación gratuita) at a guaranteed price and power to use, for such purpose, voluntary reserves from retained earnings or share premium. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed in the manner required by each of such Stock Exchanges.

Eight.-

Delegation to the board of directors of the power to issue all kindsof fixed- income securities, preferred interests (participaciones preferentes) or debt instruments of a similar nature (including certificates (cédulas), promissory notes and warrants) that are not convertible, depriving of effect, to the extent unused, the delegation in such respect conferred by resolution Eight II) approved by the shareholders acting at the ordinary general shareholders’ meeting of 12 April 2019.

Nine.-	Director remuneration policy.

Ten.-	Director remuneration system: setting of the maximum amount of annual remuneration to be paid to all of the directors in their capacity as such.

Eleven.-

Remuneration system: approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile.

Twelve.-	Approval of the application of remuneration plans involving the delivery of shares or share options:

Twelve A.	Deferred Multiyear Objectives Variable Remuneration Plan.

Twelve B.	Deferred and Conditional Variable Remuneration Plan.

Twelve C.	Digital Transformation Award.

Twelve D.	Application of the Group’s buy-out regulations.

Twelve E.

Plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.

Thirteen.-

Authorisation to the board of directors to interpret, remedy, supplement, implement and develop the resolutions approved by the shareholders at the meeting, as well as to delegate the powers received from the shareholders at the meeting, and grant of powers to convert such resolutions into notarial instruments.

Fourteen.-	Annual director remuneration report[1].

The call of meeting will be published in the coming days.

Boadilla del Monte (Madrid), 27 February 2020

Important Information

This document contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this document that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2019 4Q Financial Report, published as Relevant Fact on 29 January 2020, as well as the 2018 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores of Spain (CNMV) on 28 February 2019, These documents are available on Santander’s website (www.santander.com).

[1]	Consultative vote.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 27, 2020	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer